EXHIBIT 99.6


                              musicmaker.com, Inc.
                        c/o Barington Capital Group, L.P.
                               888 Seventh Avenue
                                   17th Floor
                            New York, New York 10019


                                              November 9, 2001


Liquid Audio, Inc.
800 Chesapeake Drive
Redwood City, California 94063
Attn:  Gerald W. Kearby, President and
       Chief Executive Officer


Dear Mr. Kearby:

      As the second largest stockholders of Liquid Audio, Inc., we at musicmaker.com, Inc. and the others in our group have become increasingly concerned about Liquid Audio's situation, and management's apparent failure to respond to the very serious issues facing the Company.

      In particular, we were disturbed to see that management has decided to completely ignore both the premium acquisition proposal publicly announced by Steel Partners II, L.P., and our own offer to acquire the Company on terms at least comparable to the Steel Partners proposal (or, alternatively, to work with you on other approaches to enhance shareholder value). We were also taken aback to first learn of management's position through public news reports, rather than receiving the courtesy of a direct response to our October 26 letter to you and the Board. In fact, since we first contacted you privately more than one month ago to inform you of our stock ownership, you have refused to respond in any way to our repeated requests to meet with you.

      Our interests are the same as any other public stockholder. Liquid Audio has never shown a profit and is losing extraordinary amounts of money with each passing day. In two years, the Company's stock has lost a staggering 95% of its market value. The consensus of the financial community seems to be that Liquid Audio's business model will never be successful and that the Company's value will only decline as it continues to spend money without results. We understand that at least two separate lawsuits have already been filed by Liquid Audio stockholders against the Company and its directors individually, alleging serious breaches of management's fiduciary duties.

      In the face of this crisis, investors see management doing nothing to stem the Company's losses or promote shareholder value. At the same time, management has rejected out-of-hand serious offers to acquire the Company at a premium of more than 25% over the prior market price, and is refusing to even communicate with the Company's two largest stockholders.

      Moreover, three weeks ago we requested that all Liquid Audio stockholders be given an immediate opportunity to vote as a group to fill the long-existing vacancies on the Company's Board of Directors. Instead of permitting the Company's stockholders to exercise their franchise, management reacted to our request by suddenly announcing last Monday that management had privately filled those long-vacant Board seats with its own designees.

      The present situation cannot be good for management or for the Company's public stockholders, who continue to suffer from management's actions. We are writing separately, as concerned stockholders, to pursue our request under Delaware corporate law to inspect certain books and records of the Company. We also urge you once again to seriously and responsibly consider the acquisition proposals that have been presented to the Company, and to schedule a meeting with us promptly to discuss our own acquisition offer as well as other potential alternatives for the Company and its stockholders.

      We look forward to hearing from you soon.

                                   Sincerely,


                                    /s/ Seymour Holtzman
                                    ------------------------------------
                                    Seymour Holtzman
                                    Chairman


                                    /s/ James Mitarotonda
                                    ------------------------------------
                                    James Mitarotonda
                                    President and Chief Executive Officer


                                    MUSICMAKER.COM, INC.


cc:   Raymond A. Doig
      Robert Flynn
      Silvia Kessel
      Stephen V. Imbler
      Ann L. Winblad

      Mark L. Reinstra, Esq.